Nixon Peabody llp
Attorneys at Law
100 Summer Street
Boston, Massachusetts 02110-2131
Richard M. Stein
Direct Dial: (617) 345-6193
Direct Fax: (866) 382-6139
E-mail: rstein@nixonpeabody.com
December 22, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant

Re:	Dynamics Research Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Forms 10-Q filed during Fiscal 2006
Forms 8-K filed during Fiscal 2006
File No. 000-02479
Ladies and Gentlemen:
     On behalf of Dynamics Research Corporation (the “Company”), we hereby respectfully submit this letter in response to the letter dated December 13, 2006 from Craig Wilson, Senior Assistant Chief Accountant, to James Regan, the Company’s President and Chief Executive Officer. The Company’s responses to Mr. Wilson’s comments are set forth below, with each response following each corresponding comment. All of the responses provided below are based upon information supplied by the Company.
Form 10-K filed for the period ended December 31, 2005
Item 9A Controls and Procedures, page 74
1.	It does not appear that the disclosure in your Form 10-K for the year ended December 31, 2005 conforms to Item 307 of Regulation S-K. In particular, we note that you “concluded that [y]our disclosure controls and procedures are effective for ensuring that information required to be disclosed by [you] in the reports that we file or submit under the Securities Exchange Act

Securities and Exchange Commission
December 22, 2006

of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Item 307 requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, tell us whether Dynamic Research’s disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the period ended December 31, 2005 and confirm that Dynamic Research will evaluate its disclosure controls and procedures required by these rules in all future reports. We note similar disclosures in each of your Forms 10-Q filed during fiscal 2006.
The Company’s principal executive officer (CEO) and principal financial officer (CFO) evaluated, together with other members of senior management, the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005; and, based on this review, the Company’s CEO and CFO concluded that, as of December 31, 2005, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by it in the reports that it files or submits under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. The Company will evaluate and disclose its disclosure controls and procedures as required by and in accordance with item 307 of Regulation S-K in all future reports requiring such disclosure that it files under the Securities Exchange Act of 1934.
Form 10-Q filed for the period ended September 30, 2006
Item 4 Controls and Procedures, page 26
2.	Please revise to disclose the information required by item 308(c) of Regulation S-K. See Item 4 of Form 10-Q. We note similar disclosures in each of your Forms 10-Q filed during fiscal 2006.
There has been no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) during the three months ended September 30, 2006, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. There has also been no change in the Company’s internal control over financial reporting during each of the three month periods ended March 31, 2006 and June 30, 2006, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

The Company has interpreted item 308(c) of Regulation S-K to require disclosure under this item only where there has been a change in the Company’s internal control over financial reporting. The Company acknowledges that its interpretation of item 308(c) of

Securities and Exchange Commission
December 22, 2006

Regulation S-K differs from that of the Staff’s and confirms that it will adopt the Staff’s interpretation of item 308(c) of Regulation S-K in all future reports requiring such disclosure that it files under the Securities Exchange Act of 1934. In doing so, the Company will disclose in response to item 308(c) of Regulation S-K in all future reports that it files under the Securities Exchange Act of 1934 for periods where there has been no change in the Company’s internal control over financial reporting the following statement:
There has been no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) during the [period covered by the report] that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.
     The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Mr. Wilson’s letter of December 13, 2006. If the Staff requires any further information, please contact the Company’s Chief Financial Officer, David Keleher at (978) 475-9090 or Christopher Garofalo of our firm at (617) 345-1061.

Very truly yours,

/s/ Richard M. Stein
Richard M. Stein

cc:	Marc D. Thomas, Division of Corporation Finance
David Keleher, Chief Financial Officer